Exhibit 99.4

ASSIGNMENT AND ASSUMPTION AGREEMENT

    This Assignment and Assumption Agreement (the “Agreement”), effective as of November 2, 2020, is by and between Arch Capital Group Ltd., a Bermuda exempted company limited by shares (“Parent”), and Greysbridge Holdings Ltd., a Bermuda exempted company limited by shares and a wholly owned indirect subsidiary of Parent (“Holdings”). All capitalized terms used in this Agreement but not otherwise defined herein are given the meanings set forth in the Merger Agreement (as defined below).

    WHEREAS, Parent, Watford Holdings Ltd. (“Watford”) and Greysbridge Ltd. (“Merger Sub”) have entered into that certain Agreement and Plan of Merger, dated as of October 9, 2020 (as amended by Amendment No. 1 on November 2, 2020, and as it may be further amended or modified from time to time, the “Merger Agreement”), pursuant to which, among other things, Merger Sub will merge with and into Watford, with Watford surviving as a wholly owned subsidiary of Parent;

    WHEREAS, pursuant to Section 9.09 of the Merger Agreement, Parent is permitted to assign its rights, interests and obligations under the Merger Agreement to, inter alia, a direct or indirect wholly owned subsidiary of Parent, whereupon the terms of the Merger Agreement referring or relating to Parent shall be construed to refer or relate to such assignee, mutatis mutandis; and

    WHEREAS, Parent desires to assign to Holdings, and Holdings desires to assume from Parent, all of Parent’s rights, interests and obligations under the Merger Agreement.

    NOW, THEREFORE, in consideration of the mutual covenants, terms and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.Assignment and Assumption. Parent hereby irrevocably, absolutely and unconditionally assigns to Holdings all of Parent’s rights, interests and obligations under the Merger Agreement. Holdings hereby accepts such assignment and irrevocably, absolutely and unconditionally assumes all of Parent’s obligations under the Merger Agreement and agrees to pay, perform and discharge, as and when due, all of the obligations of Parent under the Merger Agreement. As a result of such assignment, the parties intend that all terms of the Merger Agreement referring or relating to Parent shall be construed to refer or relate to Holdings mutatis mutandis. Such assignment and assumption shall be effective upon the registration of Holdings as the sole member of Merger Sub.

2.Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

3.Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[signature pages follow]

IN WITNESS WHEREOF, the parties have executed this Agreement to be effective as of the date first written above.

ARCH CAPITAL GROUP LTD.

By:	/s/ Maamoun Rajeh
Name:	Maamoun Rajeh
Title:	Chairman and CEO of Arch Worldwide Reinsurance Group

GREYSBRIDGE HOLDINGS LTD.

By:	/s/ Pierre Jal
Name:	Pierre Jal
Title:	Director
[Signature Page to Assignment and Assumption Agreement]